Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 31, 2020

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Evolutionary Tree Innovators Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment Nos. 160 and 163, filed on June 23, 2020 (Accession No. 0001398344-20-012714). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Cover Page

1.	Please update the Fund’s Class ID and ticker symbol on EDGAR.

Response: The requested Class ID and ticker symbols will be updated.

Summary: Fees and Expenses

2.	Please provide an updated Annual Fund Operating Expenses tables and “Example” tables for the Fund prior to effectiveness.

Response: The Fund’s Annual Fund Operating Expenses table will be updated as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.53%
Total Annual Fund Operating Expenses	1.33%
Less Management Fee Reductions and/or Expense Reimbursements(2)	(0.36%)
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements(2)	0.97%

(1)	“Other Expenses” are based on estimated amounts.
(2)	Evolutionary Tree Capital Management, LLC (the “Adviser”) has contractually agreed, until October 31, 2023, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs; taxes; interest; borrowing costs such as interest and dividend expenses on securities sold short; costs to organize the Fund; acquired fund fees and expenses; and extraordinary expenses such as litigation and merger or reorganization costs; and other expenses not incurred in the ordinary course of the Fund’s business) to an amount not exceeding 0.97% of the Fund’s shares’ average daily net assets. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years after the date on which such fees and expenses were incurred or waived, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to October 31, 2023, this agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”); provided, however, this agreement will terminate automatically as to the Fund if the Fund’s investment advisory agreement (the “Fund’s Advisory Agreement”) with the Adviser is terminated.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Fund remain the same and the contractual agreement to limit expenses remains in effect only until October 31, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$99	$348

3.	In the section entitled “Portfolio Turnover,” we note that you have provided an estimated portfolio turnover rate. As a new fund, this disclosure is not required as the form calls for historical portfolio turnover information only. We believe forward-looking portfolio turnover is difficult to estimate reasonably and, accordingly, we ask that you remove such estimate and disclose historical data when available, as contemplated by the form.

Response: The relevant disclosure will be struck.

Summary: Principal Investment Strategies

4.	Please revise Items 4 and 9 to provide greater insight into the Adviser’s security selection and portfolio construction process.

Response: The language in Item 4, under the section entitled “Principal Investment Strategies” will be revised to read as follows (italics indicating revised language):

“The Adviser selects leading innovative businesses that benefit from various types of innovation, including new products, new services, and innovative business models, for inclusion in the Fund’s portfolio. In addition to contributing to sustaining growth for leading innovative businesses, new innovations may also enable leading innovators to take market share, create competitive advantage relative to competitors, and/or enhance profitability over time. Taken together, the Adviser believes that innovation is a fundamental root cause and driver of sustainable growth. The Adviser uses differentiated investment criteria and processes to evaluate and select holdings for the Fund. Holdings are generally sold from the Fund if there is material deterioration in the business relative to the eight criteria that the Adviser believes is not temporary or fixable, or another opportunity with a stronger fit relative to our investment criteria causes forced displacement.”

The language in Item 9, under the section entitled “Investment Strategy” will be revised to read as follows (italics indicating revised language):

“The Fund strives to own leading innovative businesses that, in the Adviser’s assessment, generally meet the eight investment criteria listed below. The Adviser performs bottom-up, fundamental, in-depth research on each company relative to its eight investment criteria, including industry analysis, evaluation of management, and valuation analysis.”

5.	Please consider disclosing some of the industries that the Adviser will purchase when selecting investments.

Response: The Fund does not intend to deliberately target any particular industries, and believes that explicitly listing certain industries and not others could mislead investors into believing that the Fund will be targeting these industries. Therefore, the Fund respectfully declines to explicitly list certain industries that it may invest in.

6.	Under the section titled “Principal Risks,” the last sentence of the first paragraph contains the following language:

“The principal risks of an investment in the Fund are generally described below.”

Please strike the word “generally.”

Response: The requested change will be made.

Additional Information Regarding the Funds’ Investment Objective, Investment Strategies and Related Risks

7.	Under the section entitled “Investment Strategy,” please revise the disclosure to expand upon the “in depth” research and evaluation with respect to the Fund’s investment criteria.

Response: The relevant language will be revised to read as follows (italics indicating revised language):

“The Adviser’s investment process is built on in-depth research which may include certain activities such as reading trade journals, attending industry conferences, talking to users and other industry participants, and/or accessing data and analytics, among other activities. These research activities enable the investment team to evaluate each company relative to the eight investment criteria listed below.

8.	Under the section entitled “Investment Strategy,” one of the Fund’s “Investment Criteria” is listed as “Benefits from Evolutionary Shift Driven by Secular Trends and Innovation.” Please clarify what is meant by “Evolutionary Shift Driven by Secular Trends and Innovation.”

Response: The following disclosure will be added to the list of Investment Criteria:

“(i.e., The Adviser looks for situations where innovation leads to the creation of a new product or service, which then drives a shift away from an old way of doing things (old generation) to a new way of doing things (new or next generation).)”

9.	Under the section entitled “Fund Management,” the phrase “and has registered with the SEC as an investment adviser” is listed in brackets, indicating that this language may change. Please explain supplementally why this disclosure is listed in brackets.

Response: The Fund notes that, as of the time of the filing of the Trust’s Post-Effective Amendment Nos. 160 and 163, the Adviser was in the process of registering as a Registered Investment Adviser with the Commission. In an effort to avoid a misstatement of the facts, the Fund chose to bracket this disclosure to indicate that the Adviser’s registration was not yet effective. The Adviser is now registered with the Commission and the brackets will be removed.

Statement of Additional Information

10.	In the “Concentration” subsection of the section entitled “Fundamental Restrictions,” please revise the disclosure language to clarify whether the underlying holdings of portfolio funds will count toward the limitations set.

Response: The language will be revised to read as follows (italics indicating revised language):

“7. Concentration. The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments (and their political subdivisions) or repurchase agreements with respect thereto, or investments in registered investment companies. If, however, the Fund invests in an investment company that concentrates its investment in a particular industry, the Fund will consider such investment to be issued by a member of the industry in which such investment company invests. In addition, if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

Part c

11.	Under Item 28, we note that certain exhibits were marked to be filed by post-effective amendment. These exhibits include Exhibits (d)(15)(ii), (g)(1)(I), and (m)(1)(A)(ii). Please explain supplementally when these exhibits will be filed.

Response: The Trust notes that the relevant Exhibits were executed and effective prior to the effectiveness of their relevant Funds, but for operational reasons missed the inclusion deadline for the Trust’s Post-Effective Amendment Nos. 160 and 163. The Trust represents that each of these Exhibits will be filed with the Trust’s Post-Effective Amendment Nos. 161 and 164, alongside the anticipated registration statement for this Fund under Rule 485(b).

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck

Matthew J. Beck
Secretary